FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Specialty Products 401(k) Plan

Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees)

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees

Enforcer Products 401(k) Plan

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004	By:	Acuity Brands, Inc.
Plan Administrator

	By:	/s/ James S. Balloun
	Name:	James S. Balloun
	Title:	Chairman and Chief Executive Officer

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

At December 31, 2003 and 2002 and

for the year ended December 31, 2003

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Audited Financial Statements and Supplemental Schedule

At December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Specialty Products 401(k) Plan, Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees), Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees, Enforcer Products 401(k) Plan, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively, the “Plans”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2003 and 2002, and the changes in the net assets available for benefits of the Plans for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 25, 2004

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2003

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust (Notes 1,2, and 3)	Participant Loans	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust (Notes 1,2, and 3)
007	Acuity Specialty Products 401(k) Plan	$133,000	$—	$151,192,134	$3,655,322	$154,980,456	45.59%
033	Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees)	18,554	—	150,903,526	2,966,888	153,888,968	45.26%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	—	—	1,809,074	55,160	1,864,234	0.55%
068	Enforcer Products 401(k) Plan	—	—	4,787,288	118,099	4,905,387	1.44%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	—	—	8,364,197	728,486	9,092,683	2.67%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	14,365,644	896,535	15,262,179	4.49%

	Total	$151,554	$—	$331,421,863	$8,420,490	$339,993,907	100.00%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2002

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust (Notes 1,2, and 3)	Participant Loans	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust (Notes 1,2,and 3)
007	Acuity Specialty Products 401(k) Plan	$231,552	$28,837	$124,436,444	$3,924,202	$128,621,035	46.12%
033	Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees)	149,112	365,394	119,953,662	2,965,504	123,433,672	44.26%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	2,429	15,152	1,264,440	33,004	1,315,025	0.47%
068	Enforcer Products 401(k) Plan	—	—	3,493,049	168,051	3,661,100	1.31%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	664	1,431	7,415,339	832,434	8,249,868	2.96%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	12,880,561	714,106	13,594,667	4.88%

	Total	$383,757	$410,814	$269,443,495	$8,637,301	$278,875,367	100.00%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Plan No.	Plan Name	Net Assets Available for Benefits at December 31, 2002	Employer Contributions	Participant Contributions	Benefit Payments	Net Investment Gain from Acuity DC Trust (Notes 1, 2, and 3)	Plan Transfers, net	Net Assets Available for Benefits at December 31, 2003
007	Acuity Specialty Products 401(k) Plan	$128,621,035	$1,944,111	$5,566,284	$(8,562,531)	$27,343,787	$67,770	$154,980,456
033	Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees)	123,433,672	3,523,720	8,822,872	(7,329,153)	25,505,627	(67,770)	153,888,968
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1,315,025	58,370	371,447	(203,161)	322,553	—	1,864,234
068	Enforcer Products 401(k) Plan	3,661,100	77,943	532,607	(299,352)	933,089	—	4,905,387
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	8,249,868	307,248	283,160	(1,009,621)	1,262,028	—	9,092,683
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	13,594,667	484,491	595,566	(874,342)	1,461,797	—	15,262,179

	Total	$278,875,367	$6,395,883	$16,171,936	$(18,278,160)	$56,828,881	$—	$339,993,907

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements

December 31, 2003

1. Description of the Plans

General

The accompanying financial statements of the Acuity Brands, Inc. (the “Company” or “Acuity”) 401(k) and Retirement Plans (the “Plans”) included in the accompanying financial statements are commingled in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

During 2002, two Plan mergers occurred. Effective January 1, 2002, the Selig Chemical Industries Retirement Plan merged into the Acuity Specialty Products 401(k) Plan. Employees of Selig Chemical Industries became eligible to participate in the Acuity Specialty Products 401(k) Plan in accordance with its terms. Effective December 31, 2002, the Acuity Brands, Inc. 401(k) Plan for Corporate Employees merged into the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees. Participants of the Acuity Brands, Inc. 401(k) Plan for Corporate Employees became eligible to participate in the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees, in accordance with its terms.

The name of the Lithonia Lighting 401(k) Plan for Hourly Employees was changed to Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees on January 1, 2002. The plan was also changed to provide for a matching contribution for employees of American Electric Lighting. The name of the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement and the name of the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees were changed to Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement and Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees, respectively.

Effective February 11, 2002, participants in all of the Plans were permitted to direct the investments of all funds in their respective plan, thereby eliminating the non-participant-directed funds. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

General (continued)

Additional amendments that were made and entered into during 2002 were adopted to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 as they were applicable to the plans.

Effective January 1, 2003, the name of the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees was changed to Acuity Brands, Inc. 401(k) Plan.

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility

Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees have immediate eligibility upon attaining the age requirement, with the exception of the Acuity Specialty Products 401(k) Plan, which has a six-month waiting period.

Administration

Administration of the Plans is the responsibility of the Company’s investment committee, which is appointed by its board of directors. All administrative expenses of the Plans were paid by the Company during the year ended December 31, 2003.

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide the Company the right to discontinue contributions or to terminate the Plans at any time. In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Investment in Related Party Common Stock

As of December 31, 2003 and 2002, the percentage of the Acuity DC Trust’s net assets invested in the common stock of Acuity was 4.0% and 2.6%, respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy

The basis for determining participant (pre-tax) and employer contributions is as follows:

Plan Name	Participant Contributions *	Employer Contributions *
Acuity Specialty Products 401(k) Plan	1% to 25% of compensation	For non-union employees – 50% of participant contributions up to 6% of compensation. For union employees only – 5% of net profits plus an amount which represents the same percentage of total annual compensation of all hourly paid plan participants as the 5% of net profits bears to total annual compensation of salaried and commissioned plan participants. This amount is multiplied by a fraction representing the relationship between annual compensation of all salaried, commissioned, and non-union hourly or union-qualifying participants to the annual compensation of all qualifying participants. Contributions apply to up to $40,000 of qualifying participant compensation. Additional discretionary contributions are permitted.

Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees)	1% to 25% of compensation	Effective January 1, 2003 the plan was amended to increase the matching contribution to 60% of the first 6% of employee deferrals to the Plan and to eliminate the profit sharing contribution. Effective January 1, 2003, the plan was also amended to provide for a supplemental contribution for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date. The supplemental contribution will be made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

*	Effective January 1, 2003, all plans were amended to provide that forfeitures of employer contributions may be used to pay plan administrative expenses (except forfeitures of profit sharing contributions made to union employees in the Acuity Specialty Products Plan), and to change the definition of disability to mean that a participant has been determined by the Social Security Administration to be entitled to Social Security disability benefits.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Plan Name	Participant Contributions *	Employer Contributions *
Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation	Plan provides that the matching contribution for hourly employees of Hydrel and Lithonia will be equal to 25% of the first 15% of an employee’s deferrals. American Electric employees receive a matching contribution equal to 50% of the first 6% of employee deferrals. Employees at all other locations participating in the plan do not receive an employer contribution. Effective January 1, 2004, Teamsters Local Union #673 – Midwest Regional Warehouse was added to this plan. Employees at this location will receive an employer contribution equal to $.05 for each hour for which they are paid during 2004, regardless of whether they make employee deferrals to the plan. The employer contribution will increase to $.06 in 2005, $.07 in 2006, $.08 in 2007, and $.09 in 2008.

Enforcer Products 401(k) Plan	1% to 25% of compensation	Discretionary match and profit sharing contribution.

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	1% to 25% of compensation	Employees of Holophane at Pataskala and Utica, Ohio hired on or after December 1, 2001 – 50% of participant contribution up to 6% of compensation. All other employees of Holophane – 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation. Employees of Metal Optics – 50% of participant contribution up to 6% of compensation.

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation	IBEW Local 1853 – Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Employees hired on or after December 16, 2001 will receive a matching contribution of 50% of the first 6% of employee deferrals. AFGWU Local Nos. 4, 105 and 525 – 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Employees hired on or after August 5, 2002 will receive a matching contribution of 50% of the first 6% of employee deferrals. UAW Local 1876 – 25% of the first 6% of compensation. Additional basic contribution of 4.5% of annual compensation. Effective March 10, 2002, the plant that employed the UAW Local 1876 members was closed and all employees were either terminated or transferred to another facility. The Plan was amended effective March 10, 2002 to fully vest the accounts of all active UAW Local 1876 participants.

*	Effective January 1, 2003, all plans were amended to provide that forfeitures of employer contributions may be used to pay plan administrative expenses (except forfeitures of profit sharing contributions made to union employees in the Acuity Specialty Products Plan), and to change the definition of disability to mean that a participant has been determined by the Social Security Administration to be entitled to Social Security disability benefits.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, AMVESCAP National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Acuity DC Trust (the “Trust”) are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Trust, except for the guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Certain GICs included in the Trust are synthetic; that is, the Trust owns/owned certain fixed income securities and the contract issuer provides/provided a “wrapper” that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 2003 and 2002, the fair values of the underlying assets of the synthetic GICs (as determined from quoted market prices) were $95,129,058 and $93,500,844 respectively, and the values of the related wrapper contracts were $(3,307,071) and $(4,336,487) included in the Trust, respectively.

GICs included in the Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the Trust in accordance with SOP 94-4, “Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.” At December 31, 2003 and 2002, contract value approximated fair value. At December 31, 2003 and 2002, the weighted-average crediting interest rates, which are reset periodically during the year, were 1.35% and 3.37%, respectively. For the years ended December 31, 2003 and 2002, the annual yields on the GICs held by the Trust were 4.60% and 4.88%, respectively. For certain of the GICs held by the Trust, crediting interest rates may be changed if certain events occur, such as early retirements and plant closings, but in no case are adjusted to a rate less than 0%.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust

The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributing among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the trust.

The fair value or contract value, which approximates fair value, of net assets of the Acuity DC Trust is presented below as of December 31, 2003 and 2002.

	2003	2002
Investments:
Mutual funds	$155,976,905	$106,947,137
Common/collective trusts	60,562,264	51,872,086
Guaranteed investment contracts	5,422,644	11,412,151
Common stock	13,576,115	7,737,085
Cash equivalents	3,887,903	2,579,606
Corporate debt instruments	—	12,855,708
U.S. Government securities	3,721,804	8,958,246
103-12 investment entities	91,224,998	71,355,761
Synthetic guaranteed investment contract wrappers	(3,307,071)	(4,336,487)

Total Investments	331,065,562	269,381,293

Accrued investment income	326,079	2,410
Adjustments for pending trades	68,946	105,572

Total Assets	331,460,587	269,489,275

Accrued expenses and other	(38,724)	(45,780)

Net assets	$331,421,863	$269,443,495

Investment results of the Acuity DC Trust for the year ended December 31, 2003 are as follows:

Interest income	$4,855,986
Net appreciation in fair value of common stock	6,991,905
Net gain from common/collective trust funds	10,145,799
Net gain from mutual funds	34,835,191

Investment results	$56,828,881

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

4. Income Tax Status

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The Plan administrator believes the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plans as amended, are qualified and the related trusts are tax exempt.

5. Benefits Payable

The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2003	2002
007	Acuity Specialty Products 401(k) Plan	—	—
033	Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees)	$14,866	$633
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	—	—
068	Enforcer Products 401(k) Plan	—	—
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	—	—
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered By a Collective Bargaining Agreement	—	—

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b)			(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Plan No.	EIN	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Acuity Specialty Products 401(k) Plan	007	58-2632672	Participant Loans	—	$3,655,322
*	Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for salaried employees)	033	58-2632672	Participant Loans	—	2,966,888
*	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	—	55,160
*	Enforcer Products 401(k) Plan	068	58-2632672	Participant Loans	—	118,099
*	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	069	58-2632672	Participant Loans	—	728,486
*	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	—	896,535

	Total				$—	$8,420,490

*	Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.